EXHIBIT 12

ALPHAMA INC. and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio data)

	1999	2000	2001(1)	2002(1)	2003

Income (loss) from continuing operations before provision for income taxes	$45,654	$76,028	$(37,136)	$(156,282)	$24,121
Add:
Portion of rents representative of the interest factor	2,276	3,055	3,343	4,189	4,689
Interest on indebtedness	39,174	45,183	45,467	71,496	59,667
Amortization of debt expense	1,643	2,070	6,022	4,727	3,941
Amortization of interest capitalized	457	455	450	335	23

Income (loss) as adjusted	$89,204	$126,791	$18,146	$(75,535)	$92,441

Fixed charges
Interest on indebtedness (a)	$39,174	$45,183	$ 45,467	$ 71,496	$59,667
Interest capitalized (b)	325	1,265	2,232	1,904	167
Amortization of debt expense (c)	1,643	2,070	6,022	4,727	3,941
Rent expense	6,827	9,164	10,029	12,567	14,068
Portion of rents representative of the interest factor (d)	2,276	3,055	3,343	4,189	4,689

Fixed charges (a+b+c+d)	$43,418	$51,573	$57,064	$82,316	$68,464

Ratio of earnings to fixed charges	2.05	2.46	0.32	-0.92	1.35

(1) Earnings in 2001 and 2002 were not sufficient to cover fixed charges. The deficiency of earnings was $38,918 in 2001 and $157,851 in 2002.